May 7, 2013

VIA EDGAR

Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KCAP Financial, Inc.

Proxy Statement

Dear Ms. Cole:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on April 18, 2013 regarding the Company’s preliminary proxy statement filed on April 9, 2013. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: We note that the Company’s common stock has traded in the past at a discount to net asset value per share (“NAV”) of up to 86.6%. Please include an example of the dilutive effect of the issuance of shares at a price that is at least 86.6% below NAV.

Response:

The Company has revised the disclosure on pages 7 and 8 of the Company’s proxy statement as requested.

2.	Comment: We refer to the second proposal contained in the Company’s proxy statement. Please explain to us how the Company can issue shares of its common stock upon conversion of its outstanding 8.75% Convertible Senior Notes due 2016 (the “Convertible Notes”) at a price per share below the then-current net value per share of its common stock without violating Section 23(b) of the Investment Company Act of 1940 (the “1940 Act”). Also, please discuss whether the ability to do so relates to the first proposal contained in the proxy statement.

Ms. Mary Cole

Division of Investment Management

May 7, 2013

Response:

Notwithstanding the prohibition contained in Section 23(b) of the 1940 Act on issuing shares of common stock below net asset value per share, Section 23(b)(3) of the 1940 Act provides that the prohibition contained in Section 23(b) of the 1940 Act will not apply to the “conversion of a convertible security in accordance with its terms.” Thus, the prohibition set forth in Section 23(b) of the 1940 Act does not apply to the conversion of the Convertible Notes in accordance with their terms and, as a result, the Company does not need to rely on the authorization sought by the first proposal included in the proxy statement in connection with the issuance of shares of common stock upon the conversion of the Convertible Notes at a price per share below the then current net asset value per share of its common stock. In light of the foregoing, the Company has revised Proposal 1 to clarify that the authority to issues securities below net asset value per share is limited to shares of common stock of the Company and will not include warrants, options or rights to acquire shares of common stock.

3.	Comment: In the first paragraph under the subheading “Nasdaq Shareholder Approval Requirement” on page 11, please clarify that net asset value is the equivalent of book value and not market value.

Response:

The Company has revised the disclosure on page 11 of the Company’s proxy statement as requested.

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Ms. Mary Cole

Division of Investment Management

May 7, 2013

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Stephani M. Hildebrandt